SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 Amendment No. __

                               TRINITY BIOTECH plc
                                (Name of Issuer)

                         American Depositary Shares
   (representing Class "A" Ordinary Shares, nominal value $0.0109)
                        (Title of Class of Securities)

                                  869438108
                                (CUSIP Number)

                                July 10, 2003
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                             Smithfield Fiduciary LLC - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [X]
                                                       (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,000,000 of 3.00% Convertible Notes due January 2007
                    (convertible into 3,380,282 Class "A" Ordinary Shares)/1/

                    The right to acquire up to an additional $3,000,000 of 3.00% Convertible Notes due January 2007 (convertible into 750,000 Class "A" Ordinary Shares)/1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 7.34% as of the date of filing of this statement. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of the 3.00% Convertible Notes due January 2007.)

             Approximately 8.87% after giving effect to the right to acquire the additional $3,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Row 6 above. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of all of the $15,000,000 of the 3.00% Convertible Notes due January 2007.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company
_______________________________________________________________________
/1/  See Footnote 1 in Item 4.
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Highbridge International LLC - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                         (a)  [X]
                                                         (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,000,000 of 3.00% Convertible Notes due January 2007
                    (convertible into 3,380,282 Class "A" Ordinary Shares)/1/

                    The right to acquire up to an additional $3,000,000 of 3.00% Convertible Notes due January 2007 (convertible into 750,000 Class "A" Ordinary Shares)/1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 7.34% as of the date of filing of this statement. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of the 3.00% Convertible Notes due January 2007.)

             Approximately 8.87% after giving effect to the right to acquire the additional $3,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Row 6 above. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of all of the $15,000,000 of the 3.00% Convertible Notes due January 2007.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company
_______________________________________________________________________
/1/  See Footnote 1 in Item 4.
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Highbridge Capital Corporation - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,000,000 of 3.00% Convertible Notes due January 2007
                    (convertible into 3,380,282 Class "A" Ordinary Shares)/1/

                    The right to acquire up to an additional $3,000,000 of 3.00% Convertible Notes due January 2007 (convertible into 750,000 Class "A" Ordinary Shares)/1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 7.34% as of the date of filing of this statement. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of the 3.00% Convertible Notes due January 2007.)

             Approximately 8.87% after giving effect to the right to acquire the additional $3,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Row 6 above. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of all of the $15,000,000 of the 3.00% Convertible Notes due January 2007.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                       BD
_______________________________________________________________________
/1/  See Footnote 1 in Item 4.
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                    Highbridge Capital Management, LLC - 13-3993048
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            State of Delaware
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,000,000 of 3.00% Convertible Notes due January 2007
                    (convertible into 3,380,282 Class "A" Ordinary Shares)/1/

                    The right to acquire up to an additional $3,000,000 of 3.00% Convertible Notes due January 2007 (convertible into 750,000 Class "A" Ordinary Shares)/1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            See Row 6 above.
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 7.34% as of the date of filing of this statement. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of the 3.00% Convertible Notes due January 2007.)

             Approximately 8.87% after giving effect to the right to acquire the additional $3,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Row 6 above. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of all of the $15,000,000 of the 3.00% Convertible Notes due January 2007.)
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company
_______________________________________________________________________
/1/  See Footnote 1 in Item 4.
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

(a)  Name of Issuer

	Trinity Biotech plc

(b)  Address of Issuer's Principal Executive Offices:

	IDA Business Park
	Bray Co. Wicklow, Ireland

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


 Smithfield Fiduciary LLC
 The Anchorage Centre, 2nd Floor
 Harbor Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge International LLC
 The Anchorage Centre, 2nd Floor
 Harbor Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Corporation
 The Anchorage Centre, 2nd Floor
 Harbour Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Management, LLC
 9 West 57th Street, 27th Floor
 New York, New York  10019
 Citizenship: State of Delaware


(d)  Title of Class of Securities
	American Depositary Shares (representing Class "A" Ordinary Shares, nominal value $0.0109)

(e)  CUSIP Number	869438108


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

     $12,000,000 of 3.00% Convertible Notes due January 2007 (convertible into 3,380,282 Class "A" Ordinary Shares)/1/

     The right to acquire up to an additional $3,000,000 of 3.00%
     Convertible Notes due January 2007 (convertible into 750,000
     Class "A" Ordinary Shares)/1/

(b)  Percent of Class

     Approximately 7.34% as of the date of filing of this statement. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of the 3.00% Convertible Notes due January 2007 referred to in Item (a) above.)

     Approximately 8.87% after giving effect to the right to acquire the additional $3,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Row 6 above. (Based on 42,423,294 Class "A" Ordinary Shares issued and outstanding as of August 31, 2003, plus the Class "A" Ordinary Shares issuable upon the conversion of all of the $15,000,000 of the 3.00% Convertible Notes due January 2007 referred to in Item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of $12,000,000 of 3.00% Convertible Notes due January 2007 (the "Initial Convertible Notes"), which may be converted by the Reporting Persons at any time prior to and including January 1, 2007 (subject to extension under certain circumstances) (the "Maturity Date") into 3,380,282 Class "A" Ordinary Shares as of the date of this Schedule 13G at the conversion price described below, and (ii) the right to acquire up to an additional $3,000,000 of 3.00% Convertible Notes due January 2007 (the "Additional Convertible Notes") that can be issued (upon the exercise of such right) pursuant to the Securities Purchase Agreement, dated as of July 10, 2003, which, after being issued, may be converted by the Reporting Persons at any time prior to and including the Maturity Date into 750,000
Class "A" Ordinary Shares as of the date of this Schedule 13G. The number of Class "A" Ordinary Shares into which the Initial Convertible Notes are convertible as of the date of this Schedule 13G is based on a conversion price of $3.55. The number of shares of Common Stock into which the Additional Convertible Notes are convertible as of the date of this Schedule 13G is based on the conversion price of $4.00. The Initial Convertible Notes were issued on July 10, 2003. The right of the holders of the Initial Convertible Notes to acquire the Additional Convertible Notes is exercisable at any time on or before the later of January 10, 2004 and the three month anniversary of the effectiveness of the registration statement that registers for resale the Class "A" Ordinary Shares issuable upon conversion of the Initial Convertible Notes.

The Convertible Notes are subject to repayment by the Issuer in ten equal quarterly installments on the first day of each calendar quarter beginning October 1, 2004 (each, a "Quarterly Payment"). Each Quarterly Payment shall be in the amount determined by dividing the remaining amount owing under the Convertible Notes by the remaining number of Quarterly Payments. The Issuer may elect to make the Quarterly Payments in cash or (subject to satisfaction of certain conditions) in Class "A" Ordinary Shares. If the Issuer elects to make Quarterly Payments in Class "A" Ordinary Shares, the number of shares shall be determined by dividing the amount of the Quarterly Payment that the Issuer has elected to pay in Class "A" Ordinary Shares by, at the Reporting Person's election, either (i) the conversion price then in effect or (ii) ninety seven percent (97%) of the arithmetic average of the volume weighted average prices per American Depositary Receipt of the Issuer for the twenty
(20) trading days immediately preceding the applicable Quarterly Payment date.

The Conversion Price for the Initial Convertible Notes as of any conversion date or other date of determination initially is $3.55 (subject to adjustment stock splits, stock combinations, reclassifications and similar events).

The Conversion Price for the Additional Convertible Notes as of any conversion date or other date of determination initially is $4.00 (subject to adjustment stock splits, stock combinations, reclassifications and similar events).

Pursuant to the terms of the Convertible Notes, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Class "A" Ordinary Shares within the meaning of Rule 13d-1 of the Act.

The form of Convertible Notes, the Securities Purchase Agreement pursuant to which the Convertible Notes were acquired by the Reporting Persons and the related transaction documents are filed as exhibits to the Issuer's Form 6-K filed on July 11, 2003.


Item 5.  Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 15th day of September, 2003






Smithfield Fiduciary LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director